NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: Fax:	609-524-4702 609-524-4515

VIA EDGAR
June 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jim Allegretto, Senior Assistant Chief Accountant

RE:	NRG Energy, Inc. Form 10-K for the year ended December 31, 2005 Filed March 7, 2006 File No. 1-15891
Dear Mr. Allegretto:
     We hereby respond to the comments made by the Staff in your letter dated June 16, 2006 relating to NRG Energy, Inc.’s (“NRG’s” or the “Company’s”) Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 7, 2006 (the “Form 10-K”). We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that we have provided all information investors require for an informed decision. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made. We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We look forward to working with the Staff and improving the disclosures in our filings.
     The Staff’s comments, indicated in bold and NRG’s responses are as follows:

Mr. Jim Allegretto
June 27, 2006
1.	We note your response to comment two of our letter dated May 25, 2006. We also note a difference between your investment in MIBRAG and the underlying book value of your proportionate interest. We presume such difference arose as a result of fresh start accounting. If otherwise, please explain. If our presumption is correct, it does not appear that the predecessor company had taken any other-than-temporary write-downs associated with MIBRAG prior to fresh start. In this regard, please explain to us how the predecessor evaluated its investment in MIBRAG for impairment prior to the application of fresh start accounting. If the predecessor evaluated MIBRAG under paragraph 19.h of APB no. 18, please provide the details of the evaluation. If otherwise, please explain the reason that the investment was not deemed to contain other-than-temporary impairment. We may have further comment.
Such difference is a result of an increase in our interest in MIBRAG and fresh start accounting. In 1994, together with two other investors owning equal shares, the predecessor company to NRG acquired a 33.3% interest in MIBRAG. During the second quarter of 2001, one of the other investors sold its interest to the remaining partners, and since that time NRG has owned 50% of MIBRAG. The purchase price for this step acquisition included an element of impairment that is reflected in the purchase price allocation, primarily as a reduction in the fair value of MIBRAG’s fixed assets. An additional difference arose at fresh start in the amount of $16 million.
The predecessor company evaluated its equity investments in accordance with paragraph 19.h of APB18. Typically, the predecessor company looked for positive indications such as dividend streams and positive reported income, as well as for negative triggering events that may reflect an other-than-temporary loss in value such as a known liquidity crisis, bankruptcy proceedings, operational difficulties or a going concern opinion by the external auditors. MIBRAG reported net earnings and paid dividends each year after the initial acquisition of the investment in 1994 and prior to the application of fresh start. Furthermore, the financial statements of MIBRAG were audited each year by Deloitte and Touche and were issued with unqualified opinions. It was the bankruptcy proceedings and the subsequent application of fresh start accounting that required a valuation assessment and an impairment adjustment.
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Mr. Jim Allegretto
June 27, 2006
     We hope that we were able to clarify your comments and eagerly await the Staff’s response. It is important to note that we are waiting to conclude the Staff’s comment letter process prior to filing additional registration statements.
     Please contact James Ingoldsby, Controller, at (609) 524-4731 or me at (609) 524-4702 if you have questions regarding our responses or related matters.

Sincerely,
/s/ Robert C. Flexon
Robert C. Flexon
Executive Vice President and Chief Financial Officer

cc:	H. Christopher Owings, Assistant Director, Securities and Exchange Commission
Robert Babula, Staff Accountant, Securities and Exchange Commission
Timothy W. J. O’Brien, General Counsel, NRG Energy, Inc.
James J. Ingoldsby, Controller, NRG Energy, Inc.

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